October 29, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington DC, 20549

Attn: Stephen Kim, Staff Attorney

Re:	Supplement to Response Letter dated October 18, 2024
File No. 333-281271

Dear Attorney Kim:

This supplemental response letter (this “Supplement”) is submitted on behalf of Venu Holding Corporation (the “Company”) as a supplement to the Company’s response letter dated October 18, 2024 (the “Response”), which the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission received on October 21, 2024, in response to the comments the Company received from the Staff in a letter dated October 11, 2024 (the “Comment Letter”). Pursuant to the Company’s telephone conversation with the Staff on October 28, 2024, the Company is providing this Supplement and the additional material set forth in Exhibit A attached to this Supplement in response to the first bullet point of the Staff’s sixth comment from the Comment Letter. For reference purposes, the relevant portion of the Staff’s sixth comment from the Comment Letter is set forth in bold text below, followed by the Company’s response to such comment.

Notes to Consolidated Financial Statements

Note 11 – Warrants, page F-48

6.	We note your response, including Exhibit A, to prior comment 23. Please address the following:

●	Tell us in sufficient detail how the information provided calculates the equity based compensation related to warrants for both periods presented and the unrecognized compensation cost related to non-vested warrants as of December 31, 2023.

Response: As a supplement to the Company’s prior Response, the Company provides Exhibit A to this Supplement as support for the equity based compensation related to warrants for both periods presented and the unrecognized compensation cost related to non-vested warrants as of December 31, 2023.

Thank you for your review and consideration of the matters set forth in this Supplement. If you have any questions, please contact the undersigned at (719) 895-5483 or hatkinson@venu.live.

Sincerely,

VENU HOLDING CORPORATION

By:	/s/ Heather Atkinson
Heather Atkinson
Chief Financial Officer

EXHIBIT A

Black-Scholes Warrant Valuation Model